UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Newkirk Master Limited Partnership

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) APOLLO REAL ESTATE INVESTMENT FUND III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 23,359,046

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 23,359,046

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,359,046

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 36.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) APOLLO REAL ESTATE ADVISORS III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 23,359,046

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 23,359,046

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,359,046

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 36.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) APOLLO REAL ESTATE MANAGEMENT III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 23,359,046

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 23,359,046

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,359,046

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 36.3%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer The Newkirk Master Limited Partnership

(b)	Address of Issuer’s Principal Executive Offices 7 Bulfinch Place Suite 500 Boston, Massachusetts 02114

Item 2.
(a)	Name of Person Filing This Schedule 13G is being filed with respect to Units of Limited Partnership Interest of the Issuer which are beneficially owned by the persons and entities listed in Item 2(b).
(b)

Address of Principal Business Office or, if none, Residence

Apollo Real Estate Investment Fund III,(1) L.P., Two Manhattanville Road, Purchase, NY 10577

Apollo Real Estate Advisors III, L.P., Two Manhattanville Road, Purchase, NY 10577

Apollo Real Estate Management III, L.P., Two Manhattanville Road, Purchase, NY 10577

(c)	Citizenship The Reporting Persons are entities organized in the State of Delaware.

(1) Apollo Real Estate Investment Fund III, L.P., is a Delaware limited partnership (“Apollo Fund”).  Apollo Real Estate Advisors III, L.P., a Delaware limited partnership (“Advisor”), is the general partner of Apollo Fund.  Apollo Real Estate Management III, L.P., a Delaware limited partnership (“Management LP”), is the manager of Apollo Fund.  Apollo Real Estate Capital Advisors III, Inc., a Delaware corporation (“Capital”), is the general partner of Advisor.  Apollo Real Estate Management III, Inc., a Delaware corporation (“Management Inc.”), is the general partner of Management LP.  Leon D. Black, John J. Hannan and William Mack are the principal stockholders of Capital and Management Inc., each of whom disclaims beneficial ownership of the units reported.

	(d)	Title of Class of Securities Units of Limited Partnership Interest
	(e)	CUSIP Number Not applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Item 9 of cover pages.
	(b)	Percent of class: See Item 11 of cover pages.

(c)	Number of shares as to which such persons have:
	(i)	Sole power to vote or to direct the vote: See Item 5 of cover pages.
	(ii)	Shared power to vote or to direct the vote: See Item 6 of cover pages.
	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover pages.
	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
See Exhibit 99.2.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006

Apollo Real Estate Investment Fund III, L.P.
By:	Apollo Real Estate Advisors III, L.P.
its general partner

	By:	Apollo Real Estate Capital Advisors III, Inc.
its general partner

	By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Apollo Real Estate Advisors III, L.P.

By:	Apollo Real Estate Capital Advisors III, Inc.
its general partner

	By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Apollo Real Estate Management III, L.P.

By:	Apollo Real Estate Management III, Inc.
its general partner

	By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

INDEX TO EXHIBITS

99.1	Joint Filing Agreement, dated February 8, 2006, among the Reporting Persons.
99.2	Notice of Dissolution of Group